  Exhibit 99.1

Prophecy Clears All Bolivian Tax Liabilities

Vancouver, British Columbia, December 4, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX: PCY, OTCQX: PRPCF, Frankfurt:1P2N) announces, further to the Bolivian Tax Claim contingency discussed in the Company’s Q3 financial reports. On November 18, 2019 Prophecy received the 18-page Resolution No. 195/2018 issued by the Supreme Court of Bolivia, signed by all of its nine judges. It declares that the contentious tax claim of US$ 6,556,787 (US$ 816,769.54 income tax on alleged 2003 profits and US$ 5,740,017.81 in interests and penalties) brought by Bolivia’s General Revenue Authority against a Prophecy’s Bolivian subsidiary is not proven.

The Resolution is final and binding. Hence neither Prophecy nor Prophecy's Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

Michael Doolin

CEO

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.